SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 __________________________ __________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
__________________________
(Amendment No. 4)

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

Carol S. Boulanger, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036-4039 (212) 858-1000
(Name, address and telephone number of person authorized to receive notices and communications)

April 15, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518439 10 4	13D	Page 2
1		NAME OF REPORTING PERSONS:	1992 GRAT Remainder Trust f/b/o Gary M. Lauder
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	1,343,846 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	1,343,846 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,343,846 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.1% (see Item 5)
14		TYPE OF REPORTING PERSON:	OO

CUSIP No.	518439 10 4	13D	Page 3
1		NAME OF REPORTING PERSONS:	Carol S. Boulanger
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER:	4,000 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	1,343,846 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	4,000 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	1,343,846 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,347,846 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.1% (see Item 5)
14		TYPE OF REPORTING PERSON:	IN

This Amendment No. 4 amends the Schedule 13D first filed with the Securities and Exchange Commission on October 17, 2003, and the amendments thereto (the “Schedule 13D”), and is filed by the 1992 GRAT Remainder Trust f/b/o Gary M. Lauder (the “GML Remainder Trust”) and Carol S. Boulanger, as trustee of the GML Remainder Trust (“CSB”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.   The complete name of the GML Remainder Trust is the Article Second Trust f/b/o Gary M. Lauder u/a/d November 30, 1992, between Leonard A. Lauder, as grantor, and Joel S. Ehrenkranz, as trustee.

Item 2.                      Identity and Background

Item 2 is supplemented as follows:

On April 15, 2010, CSB succeeded Joel S. Ehrenkranz as a trustee of the GML Remainder Trust.

CSB is a partner at Pillsbury Winthrop Shaw Pittman LLP, which provides legal services. The principal business address of CSB and Pillsbury Winthrop Shaw Pittman LLP is 1540 Broadway, New York, New York 10036-4039.  CSB is a citizen of the United States of America.

During the last five years, CSB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, CSB has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                      Purpose of Transaction

Item 4 is supplemented as follows:

Shares of Class A Common Stock beneficially owned by CSB, in her individual capacity, are held for investment.

Item 5.                      Interest in Securities of Issuer

Item 5 is supplemented as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.  As of April 16, 2010, the GML Remainder Trust beneficially owned 1,343,846 shares of Class A Common Stock as follows:  1,343,846 shares of Class A Common Stock and no shares of Class B Common Stock.  This constitutes approximately 1.1% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 22, 2010, as set forth in the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2009).  As of April 16, 2010, CSB beneficially owned, in her individual capacity, 4,000 shares of Class A

Common Stock, and CSB may be deemed the beneficial owner of the shares beneficially owned by the GML Remainder Trust on account of her serving as a trustee of the GML Remainder Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,343,846 shares of Class A Common Stock and no shares of Class B Common Stock beneficially owned by the GML Remainder Trust constitute 0.1% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 22, 2010, as set forth in the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2009).

The shares of Class A Common Stock or Class B Common Stock disclosed herein as beneficially owned by CSB in her individual capacity and in her capacity as co-trustee of the GML Remainder Trust exclude any shares beneficially owned by CSB in her capacity as co-trustee of the 1992 GRAT Remainder Trust f/b/o William P. Lauder (the “WPL Remainder Trust”).  The WPL Remainder Trust reports its beneficial ownership jointly with CSB separately on a Schedule 13D.  Other parties to the Stockholders’ Agreement report their beneficial ownership separately on Schedule 13G or Schedule 13D, as the case may be.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 4 and (ii) Item 5(a) hereof are incorporated herein by reference.  As co-trustees of the GML Remainder Trust, Gary M. Lauder, William P. Lauder and CSB share voting and dispositive power with respect to the shares of Class A Common Stock owned by the GML Remainder Trust.

(c) The Reporting Persons have not effected any transaction in Class A Common Stock during the past 60 days.

(d) CSB, as a trustee of the GML Remainder Trust, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock, if any, owned by the GML Remainder Trust.  Gary M. Lauder, as beneficiary of the GML Remainder Trust, and certain other beneficiaries of the GML Remainder Trust, have the right to receive (at the sole discretion of CSB) dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock, if any, owned by the GML Remainder Trust.  William P. Lauder, as beneficiary of the GML Remainder Trust, and certain other beneficiaries of the GML Remainder Trust, have the right to receive (at the sole discretion of CSB), on a contingent basis, dividends from, or the proceeds from the sale of, the shares of contingent basis, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock, if any, owned by the GML Remainder Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is supplemented as follows:

A copy of a Joint Filing Agreement among the Reporting Persons is attached as Exhibit K hereto.

Item 7.            Material to be Filed as Exhibits

Item 7 is supplemented as follows:

Exhibit K	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2010
1992 GRAT Remainder Trust f/b/o
Gary M. Lauder

	By:	/s/ Carol S. Boulanger
Carol S. Boulanger, Trustee

/s/ Carol S. Boulanger
Carol S. Boulanger

EXHIBIT INDEX

Exhibit K	Joint Filing Agreement